UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

Series D Preferred Shares, par value $0.01 per share

Series E Preferred Shares, par value $0.01 per share

Series G Preferred Shares, par value $0.01 per share

Series H Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

190 Elgin Avenue

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y75638109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,516,024.606 Class A Common Shares 12,000.000 Series D Preferred Shares 14,500.000 Series G Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,516,024.606 Class A Common Shares 12,000.000 Series D Preferred Shares 14,500.000 Series G Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,024.606 Class A Common Shares 12,000.000 Series D Preferred Shares 14,500.000 Series G Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.09% of Class A Common Shares 0.24% of Series D Preferred Shares 0.19% of Series G Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. Y75638109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seaspan Financial Services Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,037,348.000 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,037,348.000 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,348.000 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94% of Class A Common Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,588,365.606 Class A Common Shares 14,500.000 Series D Preferred Shares 2,500.000 Series E Preferred Shares 17,000.000 Series G Preferred Shares 2,500.000 Series H Preferred Shares
	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

    5,588,365.606 Class A Common Shares

    14,500.000 Series D Preferred Shares

    2,500.000 Series E Preferred Shares

    17,000.000 Series G Preferred Shares

    2,500.000 Series H Preferred Shares

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,588,365.606 Class A Common Shares

    14,500.000 Series D Preferred Shares

    2,500.000 Series E Preferred Shares

    17,000.000 Series G Preferred Shares

    2,500.000 Series H Preferred Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.06% of Class A Common Shares

    0.29% of Series D Preferred Shares

    0.05% of Series E Preferred Shares

    0.22% of Series G Preferred Shares

    0.03% of Series H Preferred Shares

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 9 is being filed jointly by Tiger Container Shipping Company Limited (“Tiger”), Seaspan Financial Services Ltd. (“SFSL”) and Graham Porter (“Mr. Porter”, together with Tiger and SFSL, the “Reporting Persons”).

This Amendment No. 9 amends the statement on Schedule 13D originally filed on August 19, 2005 and amended on February 23, 2009, March 12, 2010, December 14, 2011, February 6, 2012, August 30, 2012, September 23, 2014, May 18, 2016 and March 24, 2017 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”), Series D preferred shares, par value $0.01 per share (the “Series D Preferred Shares”), Series E preferred shares, par value $0.01 per share (the “Series E Preferred Shares”), Series G preferred shares, par value $0.01 per share (the “Series G Preferred Shares”) and Series H preferred shares, par value $0.01 per share (the “Series H Preferred Shares”), of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 9, 2017, the Board of Directors of the Issuer accepted the resignation of Graham Porter from the Board of Directors, effective immediately.

SFSL is a financial services company and is incorporated in the Cayman Islands. The principal registered office address of SFSL is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. SFSL is owned and controlled by Mr. Porter. Mr. Porter and Mr. Mark Hilton (“Mr. Hilton”) are the directors of SFSL. Mr. Hilton is the sole officer of SFSL.

Mr. Hilton also serves as chief executive officer and managing director at Tiger Group of Companies (SEZC) Ltd. (the “Tiger Group”), an investment holding company. The business address of Mr. Hilton and Tiger Group is 68 West Bay Road, PO Box 10315, KY1-1003, Grand Cayman, Cayman Islands. Mr. Hilton is a citizen of Canada. He is also a citizen of Ireland.

Neither SFSL nor, to the best of each Reporting Person’s knowledge, the officer or directors of SFSL has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Issuer and SFSL have agreed in principle to terminate the fixed term financial services agreement, dated May 16, 2016, between the parties (the “Financial Services Agreement”), with the mutually agreed termination to be effective as of April 10, 2017. Pursuant to the termination of the Financial Services Agreement, SFSL expects to receive 945,537 Common Shares from the Issuer by the end of April 2017.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 9, 2017, the Shareholders Agreement, dated as of May 17, 2016, by and between Deep Water Holdings, The Kyle Washington 2014 Trust, Kyle Washington 2005 Trust, The Kevin Washington 2014 Trust, Kyle R. Washington, Tiger, Mr. Porter, Gerry Wang Family Enterprises Limited and Gerry Wang, a copy of which was filed as Exhibit I to the Reporting Persons’ Amendment No. 7 to Schedule 13D filed on May 18, 2016, was terminated by mutual written consent of the parties pursuant to Section 5.01(c) of such Shareholders Agreement.

Upon the termination of the Shareholders Agreement, the Reporting Persons shall not share voting power with the Washington Parties, GW Family Enterprises and Mr. Wang, and shall not be deemed to comprise a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with the Washington Parties, GW Family Enterprises and Mr. Wang.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following table sets forth the beneficial ownership of the Issuer’s Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares and Series H Preferred Shares for each of the Reporting Persons as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percentage of class		Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Tiger(7)	4,516,024.606 Common Shares	4.09	%(2)	4,516,024.606 Common Shares	0	4,516,024.606 Common Shares	0
	12,000.000 Series D Preferred Shares	0.24	%(3)	12,000.000 Series D Preferred Shares	0	12,000.000 Series D Preferred Shares	0
	14,500.000 Series G Preferred Shares	0.19	%(5)	14,500.000 Series G Preferred Shares	0	14,500.000 Series G Preferred Shares	0
SFSL(8)	1,037,348.000 Common Shares	0.94	%(2)	1,037,348.000 Common Shares	0	1,037,348.000 Common Shares	0
Mr. Porter(9)	5,588,365.606 Common Shares	5.06	%(2)	5,588,365.610 Common Shares	0	5,588,365.610 Common Shares	0
	14,500.000 Series D Preferred Shares	0.29	%(3)	14,500.000 Series D Preferred Shares	0	14,500.000 Series D Preferred Shares	0
	2,500.000 Series E Preferred Shares	0.05	%(4)	2,500.000 Series E Preferred Shares	0	2,500.000 Series E Preferred Shares	0
	17,000.000 Series G Preferred Shares	0.22	%(5)	17,000.000 Series G Preferred Shares	0	17,000.000 Series G Preferred Shares	0
	2,500.000 Series H Preferred Shares	0.03	%(6)	2,500.000 Series H Preferred Shares	0	2,500.000 Series H Preferred Shares	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage of beneficial ownership of each of Mr. Porter, Tiger and SFSL is based on 109,599,195 Common Shares issued and outstanding as of April 7, 2017 as provided by the Issuer and assuming 945,537 Common Shares issued from treasury shares of the Issuer have been received by SFSL upon the termination of the Financial Services Agreement.

(3)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 4,981,029 Series D Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(4)	Percentage of beneficial ownership of Mr. Porter is based on 5,370,600 Series E Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(5)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 7,800,000 Series G Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(6)	Percentage of beneficial ownership of Mr. Porter is based on 9,000,000 Series H Preferred Shares issued and outstanding as of December 31, 2016 as provided in the report on Form 20-F for the year ended December 31, 2016 filed with the SEC by the Issuer on March 6, 2017.
(7)	Includes 4,516,024.606 Common Shares, 12,000.000 Series D Preferred Shares and 14,500.000 Series G Preferred Shares owned directly by Tiger.
(8)	Includes 1,037,348.000 Common Shares owned directly by SFSL, assuming 945,537 Common Shares issued from treasury shares of the Issuer have been received by SFSL upon the termination of the Financial Services Agreement. SFSL is owned and controlled by Mr. Porter.
(9)	Includes (i) 34,993.000 Common Shares, 2,500.000 Series D Preferred Shares, 2,500.000 Series E Preferred Shares, 2,500.000 Series G Preferred Shares and 2,500.000 Series H Preferred Shares owned directly by Mr. Porter, (ii) 4,516,024.606 Common Shares, 12,000.000 Series D Preferred Shares and 14,500.000 Series G Preferred Shares beneficially owned by Mr. Porter through Tiger which is indirectly wholly-owned by Mr. Porter, and (iii) 1,037,348.000 Common Shares beneficially owned by Mr. Porter through SFSL, assuming 945,537 Common Shares issued from treasury shares of the Issuer have been received by SFSL upon the termination of the Financial Services Agreement. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Porter may be deemed to beneficially own (x) all of the Common Shares, Series D Preferred Shares and Series G Preferred Shares held by Tiger, and (y) all of the Common Shares held by SFSL.

(c) The transactions during the past 60 days in respect of the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares and Series H Preferred Shares beneficially owned by the Reporting Persons are set forth on Schedule A hereto. Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares or Series H Preferred Shares during the last 60 days.

(d) No person, other than the Reporting Persons and as disclosed in this filing, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Series D Preferred Shares, Series E Preferred Shares, Series G Preferred Shares or Series H Preferred Shares referred to in this Item 5.

(e) Tiger ceased to be the beneficial owner of more than five percent of the Common Shares as of March 17, 2017.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

Exhibit J	Joint Filing Agreement, by and among the Reporting Persons, dated as of April 11, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

SEASPAN FINANCIAL SERVICES LTD.

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter

SCHEDULE A

Transactions in Shares During the Past 60 Days

Reporting Person	Date of Transaction	Transaction Type	Quantity of Shares Acquired/(Sold)	Average Price Per Share ($)
Common Shares
Tiger	March 8, 2017	Sale on open market	(1,400.00)	7.21
Tiger	March 9, 2017	Sale on open market	(13,400.00)	6.82
Tiger	March 10, 2017	Sale on open market	(279,007.00)	6.95
Tiger	March 13, 2017	Sale on open market	(206,193.00)	7.00
Tiger	March 14, 2017	Sale on open market	(700.00)	6.92
Tiger	March 15, 2017	Sale on open market	(200,000.00)	6.76
Tiger	March 17, 2017	Sale on open market	(93,960.00)	6.96
Tiger	March 20, 2017	Sale on open market	(1,040.00)	6.93
Tiger	March 23, 2017	Sale on open market	(6,100.00)	6.22
Tiger	March 24, 2017	Sale on open market	(13,900.00)	6.22
Tiger	March 27, 2017	Sale on open market	(33,810.00)	6.22
Tiger	April 6, 2017	Sale on open market	(321,345.00)	6.61
Tiger	April 7, 2017	Sale on open market	(14,655.00)	6.63
Tiger	April 10, 2017	Sale on open market	(306,142.00)	6.75
Mr. Porter	March 31, 2017	Service consideration shares	2,220.000	N/A
Series D Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	20.81
Series E Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	21.41
Series G Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	20.76
Series H Preferred Shares
Mr. Porter	March 8, 2017	Purchase from open market	2,500.00	20.30